

09057680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *40822*

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COASTAL EQUITIES, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__602 Main Street, Suite 801__
                                            (No. and Street)

__Cincinnati, OH   45202__
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Michael A. Mueller__   __513-619-1100__
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__David Merfeld, LLC__
                              (Name – *if individual, state last, first, middle name*)

__21 Merchants Row, 5th Floor__ **PROCESSED** Boston, MA   02109
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

MAR 1 2 2009

**SEC Mail Processing
Section**

XX Certified Public Accountant   **THOMSON REUTERS**   FEB 2 6 2009

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.   **Washington, DC
111**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Michael A. Mueller_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Coastal Equities, Inc._____ , as of __December 31_____ , 20_08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President & CEO_____
Title

Notary Public

NANCY C. SCHWART
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 09-23-11

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



COASTAL EQUITIES, INC.

FINANCIAL STATEMENTS

December 31, 2008

Together with Independent Auditor's Report

DAVID MERFELD CPA, PC.

COASTAL EQUITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008
TABLE OF CONTENTS

DAVID MERFELD CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Cincinnati, Ohio

I have audited the accompanying statement of financial condition of Coastal Equities, Inc. as of December 31, 2008 and the related statements of income, of changes in stockholder's equity, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Equities, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld CPA, P.C.

Boston, Massachusetts
January 23, 2009

COASTAL EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

See Auditor's Report

ASSETS

Current assets		
Cash and cash equivalents	$	36,974
Accounts receivable		66,680
Prepaid expenses		6,523
Total current assets		110,177
Other assets		
Equipment and furnishings, net of accumulated depreciation of $24,524		1,866
Marketable security available for sale		14,225
Deposit with correspondent broker		25,105
Total other assets		41,196
Total assets	$	151,373

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Commissions payable	$	62,185
Accounts payable		3,221
Accrued expenses		12,863
Total liabilities		78,269
Stockholder's equity		
Common stock, $.01 par value		
Authorized 200,000 shares		
Issued and outstanding 10,000 shares		100
Capital in excess of par value		29,441
Retained earnings		46,984
Accumulated other comprehensive loss		(3,421)
Total stockholder's equity		73,104
Total liabilities and stockholder's equity	$	151,373

See notes to financial statements

- 2 -

COASTAL EQUITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2008

See Auditor's Report

Revenues	$	1,577,799
Expenses		
Salaries and benefits		241,481
Commissions		1,033,456
Clearing charges		177,965
Registration fees		5,668
Office supplies and expense		38,009
Telephone		13,643
Rent		19,487
Travel and entertainment		7,201
Advertising		163
Software maintenance		4,410
Accounting and consulting		34,001
Legal		1,642
Depreciation and amortization		2,346
Other		25,623
Total expenses		1,605,095
Operating income		(27,296)
Other income and expense		
Investment income		411
State tax expense		(212)
Net income	$	(27,097)

See notes to financial statements

- 3 -

COASTAL EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2008

See Auditor's Report

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, January 1	$ 100	$ 29,441	$ 76,137	$ 3,437	$ 109,115
Comprehensive Income					
Net income (loss)			(27,097)		(27,097)
Other comprehensive income					
Unrealized holding loss				(6,858)	(6,858)
Comprehensive income (loss)			(27,097)	(6,858)	(33,955)
Dividends paid			(2,056)		(2,056)
Balance, December 31	$ 100	$ 29,441	$ 46,984	$ (3,421)	$ 73,104

COASTAL EQUITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

See Auditor's Report

Cash flows from operating activities		
Revenue received	$	1,620,540
Operating expenses paid		(1,627,990)
Income taxes paid		411
Investment income received		(212)
Net cash provided (used) by operating activities		(7,251)
Cash flows from investing activities		
Purchase of equipment		-
Securities purchased		(31)
Net cash used by investing activities		(31)
Cash flows from financing activities		
Dividends paid		(2,056)
Cash flows		(9,338)
Cash and cash equivalents, beginning of year		46,312
Cash and cash equivalents, end of year	$	36,974
Reconciliation of net income to net cash provided by operating activities		
Net income	$	(27,097)
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization		2,346
Changes in assets and liabilities		
Accounts receivable		42,741
Prepaid expenses		(1,625)
Commissions payable		(24,505)
Accounts payable		1,004
Accrued expenses		(115)
Net cash provided (used) by operating activities	$	(7,251)

See notes to financial statements

- 5 -

A.   **Securities dealer registration and nature of operations**

Coastal Equities, Inc. (the "Company") is registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission ("SEC") as a broker/dealer in securities. In order to maintain this status, the Company is required to maintain net capital, as defined by the SEC, of in excess of $5,000. At December 31, 2008, net capital was $62362.

The Company has independent brokers who operate offices in Massachusetts, Arizona, New Hampshire, Michigan, Florida and Ohio. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned, and is responsible for his or her own expenses.

B.   **Significant accounting policies**

Significant accounting policies employed in the preparation of these financial statements include:

Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Commission revenue and expense are recognized as the transactions that give rise to the income and expense close.

Depreciation of equipment and furnishings is being provided over 5-year lives using the straight-line method. Repairs and maintenance are charged to expense as incurred.

Cash and cash equivalents includes bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months.

Registration fees are recorded as expenses when paid.

Compensated absences are recognized as expenses in the year the employee actually takes an unpaid leave.

C.   **Deposit with correspondent broker**

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

D.   **Investment in marketable security**

Investments in marketable securities – a mutual fund – are held for an indefinite period and, thus, are classified as available-for-sale. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period included in other comprehensive income for the period. Fair value of the security at December 31, 2008 was:

Cost, computed first-in-first-out	$17,646
Unrealized holding loss	(3,420)
Fair value	$14,225

Other comprehensive income included the unrealized holding loss of $6,858.

E.   **Stock transaction and corporate restructuring**

On June 30, 2004, 100% of the Company's stock was sold by its prior owner. Senior and Executive Retirement Resources, Inc., a newly formed corporation, became the sole shareholder. A contract with the prior owner was entered into, under which fees are paid over the period from 2004 to 2009. By December 31, 2008, all payments had been made, as required under this contract.

F.   **Operating lease**

The Company leases its office space under a lease:

Monthly rent:	$2,675
Monthly sub-lease revenue:	1,740
Non-cancellable sub-lease revenue	0
Expiration date of lease	June 30, 2009

G.   **Defined contribution pension plan**

A SEP/IRA defined contribution pension plan is maintained for the Company's employees. All contributions to this plan are discretionary, and 2008 contributions were $5,670.

H.   **Income taxes**

The Company has elected to be taxed as an "S" corporation for federal and state income tax purposes. As part of the corporate restructuring described in Note E, the Company elected to become a qualified S Corporation Subsidiary. These two elections cause all taxable income to be recognized, and all income taxes to be paid, by the stockholder of the parent corporation.

DAVID MERFELD CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Cincinnati, Ohio

I have audited the accompanying financial statements of Coastal Equities, Inc. as of and for the year ended December 31, 2008 and have issued my report thereon dated January 23, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld CPA, P.C.

Boston, Massachusetts
January 23, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Coastal Equities, Inc.	as of	12/31/2008

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition...$				73,104	3480
2	Deduct ownership equity not allowable for Net Capital..					3490
3	Total ownership equity qualified for Net Capital..					3500
4	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital..					3520
	B. Other (deductions) or allowable credits (List)..					3525
5	Total capital and allowable subordinated liabilities..$				73,104	3530
6	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)... $	8,389	3540			
	B. Secured demand note delinquency..		3590			
	C. Commodity futures contracts and spot commodities -					
	proprietary capital charges..		3600			
	D. Other deductions and/or charges..		3610		8,389	3620
7	Other additions and/or allowable credits (List)..					3630
8	Net capital before haircuts on securities positions...$				64,715	3640
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments..$		3660			
	B. Subordinated securities borrowings...		3670			
	C. Trading and investment securities:					
	1 Exempted securities		3735			
	2 Debt securities		3733			
	3 Options..		3730			
	4 Other securities	2,353	3734			
	D. Undue Concentration..		3650			
	E. Other (List)...		3736		2,353	3740
10	Net Capital...$				62,362	3750

OMIT PENNIES

Reconciliation to net capital per unaudited IIA filed by Coastal Equities, Inc.

Net capital per unaudited II filed by Coastal Equities, Inc.		62,362
Amounts per audited financial statements, less amounts per form IIA		
Difference in ownership equity	-4,900	
Difference in unallowable assets	4,900	0
Net capital as computed above		62,362

DAVID MERFELD CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Cincinnati, Ohio

In planning and performing my audit of the financial statements of Coastal Equities, Inc. and supplemental schedule for the year ended December 31, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company is an introducing broker, and does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which management has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risks that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards

established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered be the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

David Merfeld CPA, P.C.

Boston, Massachusetts
January 23, 2009

